August 30, 2012

Delivered via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Mail Stop 4720
Washington, DC 20549

Attn:                    Jim B. Rosenberg, Senior Assistant Chief Accountant
Don Abbott, Senior Staff Accountant
Dana Hartz, Staff Accountant

Re:                             Momenta Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 9, 2012
File No. 000-50797

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Momenta Pharmaceuticals, Inc. (the “Company”) set forth in the Staff’s letter to Richard P. Shea dated August 2, 2012 (the “Comment Letter”) regarding the Company’s filings with the SEC referenced above.  The comments from the Comment Letter are reproduced below together with the Company’s responses to those comments.

Comment 1:

Form 10-Q for the Quarterly Period March 31, 2012
Note 8. Collaboration and License Agreements
Baxter Agreement, page 16

1. Please provide us an analysis with reference to the accounting literature to which you rely to support:

•        Treating the optional four additional follow-on biologic products as separate deliverables; and

•        Including the $28 million of option payments as part of total arrangement consideration.

675 WEST KENDALL STREET   CAMBRIDGE, MA 02142   T: 617.491.9700   F: 617.621.0431   WWW.MOMENTAPHARMA.COM

Response 1:

As disclosed in the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012, Baxter International Inc., Baxter Healthcare Corporation and Baxter Healthcare SA (collectively, “Baxter”) have an option to include as “Products” in the development, license and option agreement between the Company and Baxter (the “Agreement”) up to four additional follow on biologics (once named by Baxter, each an “Additional Product”).  The period during which all Additional Products must be named (the “Naming Period”) commenced on the effective date of the Agreement and ends on the third anniversary of the effective date.

In accordance with the terms of the Agreement, the Company is obligated to use commercially reasonable efforts to develop, at its sole cost and expense, each of the Additional Products named by Baxter until each such Additional Product meets certain “Minimum Development Criteria” (as defined in the Agreement).

Upon achievement of the Minimum Development Criteria with respect to an Additional Product, Baxter may exercise its option to include the Additional Product in the Agreement by paying the Company a fee for such Additional Product, which fees are specified in the Agreement (and are subject to confidential treatment).

So long as Baxter has not exercised its option to include an Additional Product in the Agreement, Baxter is entitled to substitute another follow-on-biologic for such previously selected Additional Product, subject to certain contractual requirements.

Baxter also has the option to extend the Naming Period for an additional one year period for $5 million per Additional Product.

In evaluating the accounting treatment for the Agreement, the Company began by identifying all of the deliverables within the arrangement.  Although the term ‘deliverable’ is not defined in accounting literature, the Company’s identification of deliverables considered the following methodology, as outlined in Ernst & Young’s interpretative guidance within their Financial Reporting Development for Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition — Multiple Element Arrangements (“FRD”), Section 1.2.1:

Deliverables generally include all performance obligations imposed on a vendor by an agreement. A deliverable may be an obligation to provide goods, an obligation to deliver services, a right or license to use an asset, or some other vendor performance obligation that was bargained for as part of the arrangement. In general, we believe that an item should be presumed to be a deliverable if:

1)   It is explicitly referred to as an obligation of the vendor in a contractual agreement

2)   It requires a distinct action by the vendor

3)   The vendor’s failure to complete an action would result in a significant contractual penalty

4)   The inclusion or exclusion of the item in the arrangement reasonably would be expected to cause the arrangement consideration to vary by more than an insignificant amount

In accordance with Section 2.2(b) of the Agreement, the Company is obligated to use commercially reasonable efforts to develop, at its sole cost and expense, each of the Additional Products named by Baxter until each Additional Product meets the Minimum Development Criteria.  Furthermore, the Naming Period will be automatically extended indefinitely if the Company does not provide Baxter with an election notice (i.e. notifying Baxter that the Company has the operational capacity to initiate development of a new follow-on-biologic product to meet the Minimum Development Criteria) with respect to one or more as yet un-named Additional Products.  Therefore, the options included in the Agreement give the right to Baxter to compel the Company to perform development services (using commercially reasonable efforts) for each of the four additional products in order to meet the Minimum Development Criteria with respect to each such Additional Product.  Therefore, the Company has concluded that these initial development services represent a deliverable at the inception of the agreement.

In evaluating whether to include the option to license Additional Products in the Agreement as a deliverable, the Company considered additional interpretative guidance within Ernst & Young’s FRD Section 1.2.2 “Options to purchase additional deliverables in the future” which states:

“Frequently, agreements include options for the customer to receive additional products or services in the future at agreed-upon prices.  Whether or not these options should be treated as deliverables in the original contract depends on the facts and circumstances surrounding the options for additional products and services. If such an option is substantive (i.e., the customer is not required to purchase additional products), then the vendor is not obligated under the option to deliver goods and services unless and until such time as the customer elects to exercise the option. In such cases, the products or services to be delivered by the vendor upon the exercise of the option should not be considered elements included in the current arrangement.”

Determining whether an option to acquire additional products or services is substantive requires an assessment as to whether the vendor is truly at risk as to whether the customer will choose to exercise the option.  For example, if an arrangement includes an option to acquire services from a vendor that are essential to the functionality of other elements of the arrangement, and such services are only available from the vendor (i.e. there is a lack of other qualified service providers that can be engaged to perform the services), we do not believe the option should be considered substantive.  If the option is not substantive, we believe the products or services to be delivered by the vendor on exercise of the option should be accounted for as an element of the current arrangement.

In this case, while Baxter is not contractually required to purchase any licenses to the four Additional Products, (i) the licenses to the Additional Products are considered essential to the functionality of the initial development services required to achieve the Minimum Development Criteria for the Additional Products (meaning that the initial development services have no value unless the license for the additional product is selected), (ii)  Baxter has the right, during the initial three year period, to name and freely substitute additional products subject to the specified contractual requirements, (iii) the Company does not believe that Baxter paid $33 million upfront for only the two Initial Products and then $28 million in aggregate for four Additional Products.  As a result of these factors, the Company fully expects that Baxter will compel the Company to perform the initial development services and that Baxter will exercise the related options.  As such, the option to purchase licenses to the Additional Products is not considered substantive (i.e. the Company believes Baxter will exercise the options for the additional licenses based on the factors listed above) and thus the licenses to the Additional Products are considered deliverables for revenue recognition purposes as of the inception of the arrangement.

ASC 605-25-30-1 provides that “The amount of allocable consideration is generally limited to amounts that are fixed or determinable...” Therefore, in this case management believes the total allocable consideration at the inception of the Agreement includes the $33 million non-refundable, non-creditable up-front fee.

In addition, the Company believes the allocable consideration at the inception of the Agreement should include any payments due from Baxter upon exercising an option for an Additional Product because the option to obtain a development and product license for an Additional Product is not considered substantive.  As a result, the Company would expect Baxter to exercise its option for all four Additional Products and therefore believes $28 million in aggregate option payments should be included in the allocable consideration at the inception of the Agreement.

To summarize, management believes the allocable consideration at the inception of the Agreement to be ($ in millions):

Non-refundable, non-creditable up-front fee	$33.0
Additional Product option exercise fees (aggregate)	28.0
Total allocable consideration at inception of Agreement	$61.0

Note, the alternative to this approach would have been to conclude that the options were substantive and, therefore, exclude the options and any associated consideration from the identified deliverables and the allocable consideration at the inception of the arrangement. Under such an approach, the options would not have been accounted for until such options were issued.  However, as discussed above, because the Company does not believe the options are substantive, the Company has concluded that the related licenses for Additional Product are deliverables under the arrangement. Applying the same assumptions, the Company also determined the consideration associated with the options was fixed or determinable.

2. Please provide us proposed disclosure to be included in future periodic reports to clarify the estimated length of the research and development performance period for which you will recognize revenue for each deliverable.

The Company proposes to include the following additional disclosure in future periodic reports in the Baxter Agreement section of the Collaboration and License Agreements note:

“The Company has determined that the performance period for each of the combined six units of accounting consisting of the products and related research and development services, begins upon delivery of the related development and product license and ends upon FDA approval of the related product. The Company has also determined that the applicable performance period for the joint steering committee deliverable begins upon delivery of the first development and product license and ends upon the latest date of FDA approval.  The Company currently estimates that the performance period for the two Initial Products, considering their respective stage of development, is five and seven years, respectively, and the period of performance for the joint steering committee is approximately nine years.”

*  *  *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to telephone the undersigned at (617) 395-5131 if you have any questions regarding this response letter.

Sincerely,

/s/ Richard P. Shea

Richard P. Shea
Senior Vice President, Finance and Chief Financial Officer

cc:   Wilmer Cutler Pickering Hale and Dorr LLP

Rosemary G. Reilly